Appendix II   Certificate of Co-Author – G. H. Giroux

I, **G.H. Giroux**, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2) I am a graduate of the University of British Columbia in 1970 with a B.A.Sc. and in 1984 with a M.A.Sc. both in Geological Engineering.

3) I have practiced my profession continuously since 1970. I have completed resource estimation studies for over 30 years on a wide variety of base and precious metal deposits, many with similar characteristics to Michelin.

4) I am a member in good standing of the Association of Professional Engineers of the Province of British Columbia.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.5

6) This report titled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property during the period January 2006 to January 2007" and dated February 19, 2007 ("Technical Report") is based on a study of the available data and literature for the Michelin and Jacques Lake Uranium Deposits. I am responsible for the resource estimation section of this report, section 19.1 through 19.8, to the exclusion of all other sections. The work was completed in Vancouver during September 2006 to February 2007. I have visited the property from August 29 to 30, 2006.

7) I have not previously worked on this property.

8) As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 19th day of February, 2007

GIROUX CONSULTANTS LTD.
Per:

G. H. Giroux, P. Eng., MASc.

PROFESSIONAL
PROVINCE
OF
G. H. GIROUX
BRITISH
COLUMBIA
ENGINEER